UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of May 2009

Commission File Number:  001-32199

SHIP FINANCE INTERNATIONAL LIMITED
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Ship Finance International Limited (the "Company"), dated May 14, 2009, announcing the Company's preliminary financial results for the quarter ended March 31, 2009.

This Report on Form 6-K, with the exception of the comments of Hans Petter Aas contained in the second paragraph of the section of the press release entitled "Corporate and Other Matters," is hereby incorporated by reference into the Company's registration statement on Form F-3 (Registration No. 333-150125), filed with the U.S. Securities and Exchange Commission (the "SEC") on April 7, 2008, and the Company's amended registration statement on Form F-3/A (Registration No. 333-158162), filed with the SEC on May 6, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHIP FINANCE INTERNATIONAL LIMITED

(registrant)

Dated: May 20, 2009	By:	/s/ Ole B. Hjertaker
	Name:	Ole B. Hjertaker
	Title:	Chief Financial Officer
Ship Finance Management AS

SK 23153 0001 997231 v2

Exhibit 1

Ship Finance International Limited (NYSE: SFL) - Earnings Release

Reports preliminary first quarter 2009 results and quarterly dividend of $0.30 per share

Hamilton, Bermuda, May 14, 2009. Ship Finance International Limited ("Ship Finance" or the "Company") today announced its preliminary financial results for the quarter ended March 31, 2009.

Highlights

•	Declared a quarterly dividend of $0.30 per share for 1Q 2009.

•	Net income for the quarter of $50.0 million, or $0.69 per share, excluding a non-cash $7.3 million negative adjustment in mark-to-market of swaps.

•	Accrued profit share in 1Q 2009 of $14.5 million, or $0.20 per share.

•
Postponed delivery and yard payment schedule relating to five newbuilding container vessels by up to 18 months. Remaining newbuilding commitments, net of the agreed sale of two newbuilding Suezmax tankers, is only $37 million.

•	From mid-February 2009, all ultra-deepwater drilling units are earning their full day rate, generating aggregate base bareboat charter revenues of approximately $98 million per quarter.

•	55% of our shareholders elected to receive the 4Q 2008 dividend in the form of newly issued shares, and approximately 2.1 million shares were issued in April 2009.

•	At the end of the first quarter, the gross fixed-rate charter backlog was more than $7.8 billion. This is an increase of $2.3 billion compared to the first quarter of 2008.

Dividend

The Board of Directors has declared a quarterly dividend of $0.30 per share in cash or, at the election of the shareholder, payable in newly issued common shares. The dividend will be paid on or about July 6, 2009 to shareholders of record as of May 27, 2009. The ex-dividend date will be May 22, 2009.

Shareholders may make an election to receive the dividend in newly issued common shares after reviewing a prospectus supplement relating to the dividend payment which will be filed with the U.S. Securities and Exchange Commission ("SEC"). The number of common shares to be issued as dividend will be set based on the volume-weighted average price of the shares on the New York Stock Exchange during the three trading days prior to the ex-dividend date, less a 5% discount.

The Company's largest shareholders, Farahead Investments Inc. and Hemen Holding Ltd., who collectively own 42.4 % of the shares and are indirectly controlled by Mr. John Fredriksen, have informed the Company that they would like to receive all of their dividends in the form of newly issued common shares.

Results for the Quarter ended March 31, 2009

The Company reported total operating revenues of $96.8 million, or $1.33 per share, in the first quarter of 2009.  This number does not include revenues in subsidiaries classified as 'investment in associate'. Net operating income for the quarter was $62.6 million, or $0.86 per share, and reported net income was $42.7 million, or $0.59 per share.

The profit share accrued in the first quarter was $14.5 million, or $0.20 per share, compared to $15.7 million in the fourth quarter of 2008.

The change in fair value of the Company's bond and equity swap agreements resulted in a $7.3 million negative non-cash mark-to-market adjustment.

Under US GAAP, the 100% owned ultra-deepwater drilling units West Polaris, West Hercules and West Taurus and the Panamax dry bulk vessel Golden Shadow are accounted for as 'investment in associate'. Consequently, only the aggregate 'net income' from these vessel owning subsidiaries are recognized in the consolidated income statement of Ship Finance as 'results in associate'.

Financing and Capital Expenditure

As of March 31, 2009, the Company had $50.1 million of free cash and $54.3 million of restricted cash. The restricted cash is related to the Company's bond and equity swap agreements.

Ship Finance has no refinancing needs in the short term, and the Company is in compliance with all bank covenants. Most of our charter arrangements and corresponding loan facilities have been structured with a front-loaded payment structure, effectively reducing the Company's financial exposure. In addition, several of our financing arrangements are in subsidiaries with no or limited guarantees from Ship Finance.

The Company has reached an agreement with two shipyards to postpone the delivery of five small newbuilding container vessel by up to 18 months, with corresponding adjustments in the payment schedule to the yards. Following these adjustments, the Company's capital commitments relating to newbuildings and net of sale of vessels are estimated as follows:

Period:	2Q-4Q 2009	2010	2011	2012	Total
Gross investments Contracted sale of vessels*	$76 mill. -$109 mill.	$101 mill. -$109 mill.	$42 mill.	$35 mill.	$254 mill. - $217 mill.
Net investment	-$33 mill.	-$8 mill.	$42 mill.	$35 mill.	$37 mill.
* Net of commissions

The investments in 2009 and 2010 include yard installments on two Suezmax tankers which have been agreed sold and will be delivered to the buyer upon delivery from the shipyard. Management's current estimate is that the delivery and subsequent sale of the two Suezmax tankers will take place in the fourth quarter of 2009 and first quarter of 2010, respectively. The buyer has deposited $33 million in cash for the vessels.

Business Update

The Company has an operating fleet of 63 vessels and rigs, and has further contracted to acquire five newbuilding container vessels. In addition, the Company has two newbuilding Suezmax tankers under construction which have been agreed sold upon delivery from the shipyard.

As of March 31, 2009, the gross fixed-rate charter backlog was approximately $7.8 billion, with an average remaining charter term of 9.5 years, or 13.3 years if weighted by charter revenue. Some of our charters have purchase options which, if exercised, would reduce the fixed charter backlog and average remaining charter term.

Thirty-one of our crude oil tankers and eight of our oil/bulk/ore ("OBO") vessels operate on long term contracts to subsidiaries of Frontline Ltd. ("Frontline"). In addition to the fixed base charter rate, Ship Finance is also entitled to receive 20% of the time charter equivalent ("TCE") earnings for these vessels in excess of a base charter rate. The average vessel earnings have consistently been above the base charter rates since the Company's inception in 2003, and the profit share accumulated in the first quarter was $14.5 million.

The International Energy Agency ("IEA") revised down their forecast for 2009 global oil demand to 83.4 million barrels per day which is a year-on-year reduction of 2.8%. Generally lower demand for oil together with low season in the tanker market have had a negative impact on the current spot tanker market. In addition, there is a significant orderbook of new tanker vessels to be delivered into the market in 2009 and 2010, and the combination of these factors may have a negative impact on the profit share contribution for the remainder of this year. However, in addition to trading vessels in the spot market, Frontline has sub-chartered several of our vessels on longer term time charters at rates substantially above the base charter rates. These sub-chartered vessels will give a positive contribution to the profit share even though the spot market remains soft.

From mid-February 2009, all of our ultra-deepwater drilling units are earning their full day rate, generating aggregate bareboat charter revenues of approximately $98 million per quarter. The ultra-deepwater drilling market has remained firm and is correlated to the E&P spending of the major oil companies. The combined E&P spending of these companies is estimated to remain at a high level also in 2009. Ship Finance's earnings are not directly impacted by the current and future chartering market as all of the drilling units are on long term fixed rate bareboat contracts, with 12-15 year remaining charters.

Corporate and Other Matters

Mr. Lars Solbakken, CEO in our management company Ship Finance Management AS, has informed the Board that he wishes to leave the position.  He will remain in his position with the management company until July 31, 2009 and Mr. Hans Petter Aas, Chairman of Ship Finance, will act as interim CEO in the management company until a replacement for Mr. Solbakken is found.

Mr. Hans Petter Aas said in a comment: "The Board regrets that Mr. Solbakken wishes to resign, but respects his decision.  He has headed up the management company for 3 years and successfully transformed the Company's portfolio from virtually only crude oil tankers to a diversified asset base.  During this period, he has built up a very competent management team to run Ship Finance and has been instrumental in completing more than $3.7 billion of new investments for the Company.  He leaves a company with a substantial asset base and strong capital structure."

At the end of the first quarter 2009, $449 million of the 8.5% Senior Notes due 2013 were outstanding of which $148 million were effectively controlled by the Company through Bond Swap Agreements. The financing cost on the Senior Notes held under Bond Swap Agreements is effectively reduced to LIBOR plus a margin, and any movements in market pricing of the bonds are for the Company's account.

The Company has used Total Return Swaps ("TRS") to effectively achieve the economic effect of repurchasing shares. As of March 31, 2009, the Company controlled approximately 692,000 shares through the TRS agreements. The shares are legally owned by the banks which are counterparties to the TRS agreements, and the change in value of these TRS agreements has been recorded in mark-to-market of derivatives.

Approximately 55% of our shareholders elected to receive the 4Q 2008 dividend in the form of newly issued shares. Consequently, approximately 2.1 million new common shares were issued to these shareholders in April 2009, and the cash dividend amount paid was approximately $9.8 million.  Following this issuance of new common shares the total number of outstanding shares is 74,856,341.  The Company has to date not sold any shares under the at-the-market ("ATM") program which was filed with the SEC in December 2008.

Strategy and Outlook

Ship Finance's strategy is to charter out a majority of our assets on long term charters to reputable operators in the shipping and offshore markets. The Company's objective has been to reduce the risks for its shareholders by investing in different sectors of the shipping and oil service industries and by having a diversified client base. Over the last 12 months, our fixed charter backlog increased with approximately $2.3 billion and this growth has been exclusively in segments that have diversified the Company's asset mix.

In light of the current soft shipping and financing markets, we are committed to manage the Company in a conservative manner in order to protect the shareholder's interests. We have a very substantial cashflow from our fixed rate charters, and in the short term, we aim to strengthen the Company's financial position in order to be able to take advantage of investment opportunities when timing is deemed to be favorable.

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the markets in which we operate, changes in demand resulting from changes in OPEC's petroleum production levels and worldwide oil consumption and storage, developments regarding the technologies relating to oil exploration, changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods, increased inspection procedures and more restrictive import and export controls, changes in our operating expenses, including bunker prices, drydocking and insurance costs, performance of our charterers and other counterparties with whom we deal, timely delivery of vessels under construction within the contracted price, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

OFFERING PURSUANT TO A PROSPECTUS SUPPLEMENT

The offering of the stock dividend will be made only pursuant to a prospectus supplement to the Company's shelf registration statement on Form F-3, as amended (Registration No. 333-158162), which is filed with the SEC.  This report does not constitute an offer to sell or the solicitation of an offer to buy shares of the Company's securities, nor will there be any sale of the securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful. Shareholders are advised to refer to the registration statement filed with the SEC and the prospectus supplement, which will be filed with the SEC, for additional information regarding the dividend.

May 14, 2009
The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda

Questions should be directed to:

Lars Solbakken: Chief Executive Officer, Ship Finance Management AS
+47 23114006 / +47 91198844

Ole B. Hjertaker: Chief Financial Officer, Ship Finance Management AS
+47 23114011 / +47 90141243

SHIP FINANCE INTERNATIONAL LIMITED
FIRST QUARTER 2009 REPORT (UNAUDITED)

INCOME STATEMENT	Three months ended		Full year
(in thousands of $ except per share data)	Mar 31, 2009	Mar 31, 2008	2008 (audited)
Charter revenues - operating lease	18,725	18,302	75,209
Charter revenues - finance lease	109,410	117,989	483,480
Revenues classified as Repayment of investment in finance leases	(45,815)	(48,075)	(211,305)
Profit share income	14,486	33,670	110,962
Total operating revenues	96,806	121,886	458,346
Gain / (loss) on sale of assets	-	6,791	17,377
Vessel operating expenses	(23,750)	(25,318)	(100,447)
Administrative expenses	(2,995)	(2,697)	(9,836)
Depreciation	(7,450)	(5,999)	(28,038)
Total operating expenses	(34,195)	(34,014)	(138,321)
Operating income	62,611	94,663	337,402
Results in associate (1)	20,490	228	22,799
Interest income	86	827	3,478
Interest expense	(32,473)	(33,470)	(127,192)
Other financial items	(747)	(250)	(593)
Mark to Market of Derivatives	(7,338)	(2,178)	(54,527)
Foreign currency exchange gain/loss	26	(10)	244
Taxes	-	-	-
Net income	42,655	59,810	181,611
Basic earnings per share ($)	0.59	0.82	2.50
Weighted average number of shares	72,743,737	72,743,737	72,743,737
Common shares outstanding	72,743,737	72,743,737	72,743,737

(1)
Three of our 100% owned subsidiaries, owning four of our units are accounted for as 'Investment in associate', and only the net income from these subsidiaries is therefore included in our consolidated Income Statement.

SHIP FINANCE INTERNATIONAL LIMITED
FIRST QUARTER 2009 REPORT (UNAUDITED)

BALANCE SHEET (in thousands of $)	Mar 31, 2009	Mar 31, 2008	Dec 31, 2008 (audited)
ASSETS
Short term
Cash and cash equivalents	50,070	100,734	46,075
Restricted cash	54,334	35,551	60,103
Amount due from related parties	14,754	29,224	45,442
Other current assets	170,951	189,810	179,922
Long term
Newbuildings	80,504	47,163	69,400
Vessels and equipment, net	579,367	548,656	586,816
Investment in finance leases	1,879,370	2,024,529	1,916,510
Investment in associate (1)	431,001	4,758	420,977
Deferred charges	13,621	16,477	14,696
Other long-term assets	8,793	2,008	8,545
Total assets	3,282,765	2,998,910	3,348,486
LIABILITIES AND STOCKHOLDERS' EQUITY
Short term
Short term and current portion of long term interest bearing debt	318,529	171,181	385,577
Other current liabilities	76,869	88,888	101,193
Amount due to related parties	49,122	6,350	6,472
Long term
Long term interest bearing debt	2,155,560	2,092,916	2,209,939
Other long term liabilities	119,905	25,857	127,955
Stockholders' equity (2)	562,780	603,718	517,350
Total liabilities and stockholders' equity	3,282,765	2,988,910	3,348,486

(1)	Three of our 100% owned subsidiaries, owning four of our units, are accounted for as 'Investment in associate'.
(2)
As of March 31, 2009 'Stockholders' equity' excludes $210.5 million of deferred equity which is being recognized over time. In connection with the initial and subsequent acquisitions of vessels from Frontline, Ship Finance has accounted for the difference between the historical cost of the vessels and the net investment in the lease as a deferred equity contribution. This deferred equity contribution is shown as a reduction in the net investment in finance leases in the balance sheet. This results from the related party nature of both the transfer of the vessel and the subsequent charter. This deferred equity is amortized to 'Stockholders' equity' in line with the charter payments received from Frontline.

SHIP FINANCE INTERNATIONAL LIMITED
FIRST QUARTER 2009 REPORT (UNAUDITED)

STATEMENT OF CASHFLOWS	Three months ended		Full year
(in thousands of $)	Mar 31, 2009	Mar 31, 2008	2008 (audited)
OPERATING ACTIVITIES
Net income by operating activities:	42,655	59,810	181,611
Depreciation and amortisation	8,491	6,161	31,048
Adjustment of financial derivatives to market value	7,338	1,847	54,527
Gain cm sale of assets	-	(6,791)	(17,377)
Result in associate	(20,490)	(228)	(22,799)
Stock based compensation	285	393	1,457
Other	(736)	(34,063)	(2,956)
Change in operating assets and liabilities	34,985	56,925	(14,125)
Net cash provided by operating activities	72,528	84,054	211,386
INVESTING ACTIVITIES
Repayment of investments in finance leases	45,567	48,075	210,348
Net placement of restricted cash	5,769	(8,568)	(33,120)
Proceeds from sale of vessel/new buildings	-	49,852	23,005
Received in respect of terminated contract	-	-	1,845
Net investment in newbuildings	(10,867)	(251)	(22,395)
Purchase of vessels	-	(104,000)	(164,200)
Cash received from /(Investment in) associates	11,987	-	(442,891)
Purchase of short term investment	-	-	-
Other assets / investments	(249)	-	(6,537)
Net cash (used in) provided by investing activities	52,207	(14,892)	(433,945)
FINANCING ACTIVITIES
Repurchase of shares	-	-	-
Proceeds from long and short term debt	44,500	77,000	576,973
Expenses paid in connection with securing finance	(167)	(777)	(1,551)
Repayment of long and short term debt	(121,427)	(82,897)	(251,451)
Cash settlement of derivatives	-	-	(10,655)
Cash dividends paid	(43,646)	(40,008)	(122,937)
Deemed dividends paid	-	-	-
Net cash provided by (used in) financing activities	(120,740)	(46,682)	190,379
Net (decrease) increase in cash and cash equivalents	3,995	22,480	(32,180)
Cash and cash equivalents at start of period	46,075	78,255	78,255
Cash and cash equivalents at end of period	50,070	100,735	46,075

SUBSIDIARIES ACCOUNTED FOR AS INVESTMENT IN ASSOCIATES
 FIRST QUARTER 2009 (UNAUDITED)

Please note that full preliminary accounts for SFL West Polaris Limited, SFL Deepwater Ltd and Front Shadow Inc. is available from the Company's website: www.shipfinance.org.

Selected income statement data for the three months ended March 31, 2009

INCOME STATEMENT (in thousands of $)	SFL West Polaris Limited	SFL Deepwater Ltd	Front Shadow Inc	Total
Charter revenues - finance lease	31,436	48,612	618	80,666
Revenues classified as Repayment of investment in finance leases	(16,605)	(24,523)	(385)	(41,513)
Total operating expenses	(15)	(25)	(6)	(46)
Operating income	14,816	24,064	227	39,107
Interest expense	(8,957)	(9,443)	(52)	(18,452)
Other financial items		(163)	(2)	(165)
Net income (1)	5,859	14,458	173	20,490

(1)	Net income from these 100% owned subsidiary appears in the Company's consolidated income statement as 'Results in associate'.

Selected balance sheet data as of March 31, 2009

BALANCE SHEET (in thousands of $)	SFL West Polaris Limited	SFL Deepwater Ltd	Front Shadow Inc	Total
ASSETS
Short term
Cash and cash equivalents	-	-	233	233
Due from related parties	20,091	19,718	-	39,809
Other current assets	70,759	143,256	1,726	215,741
Long term
Investment in finance leases	745,915	1,512,298	22,999	2,281,212
Deferred charges	3,905	18,147	71	22,123
Total assets	840,670	1,693,419	25,029	2,559,118
LIABILITIES AND STOCKHOLDERS' EQUITY
Short term
Short term and current portion of long term interest bearing debt	70,500	149,229	2,060	221,789
Other current liabilities	5,311	5,946	11	11,268
Amounts due to related parties	-	8,405	2,567	10,972
Long term
Long term interest bearing debt	600,646	1,216,875	15,490	1,833,011
Sellers credit in favor of charterer	-	-	2,600	2,600
Derivative instruments payable	41,392	6,330	-	47,722
Stockholders equity (1)	122,821	306,634	2,301	431,756
Total liabilities and stockholders' equity	840,670	1,693,419	25,029	2,559,118

(1)	Stockholder's equity adjusted for current account balance appears in the Company's consolidated balance sheet as 'Investment in associate'